Agricore United™

RECEIVED
2004 AUG 18 A 11:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 16, 2004

04036330

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   August 14, 2004 (Agricore United opens new Unifeed plant near Edmonton)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

PROCESSED
AUG 18 2004
THOMSON
FINANCIAL

Dlo 8/18

David Carefoot - Vice President, Corporate Finance and Investor Relation
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.cor

Agricore United™

AGRICORE UNITED OPENS NEW UNIFEED PLANT NEAR EDMONTON

August 14, 2004 (Edmonton, AB) - Agricore United today officially opened the doors on its newest link in a network of state-of-the-art feed mills in Alberta. The $16 million plant is located in Strathcona County near Edmonton, Alberta and represents a substantial investment by Agricore United in the livestock trade in Canada.

"We have great confidence in the future of the livestock, poultry and dairy sectors and the long term profitability of producers," said Bill McGill, Vice President, Livestock Services. "The new Unifeed Edmonton plant is a huge investment in modern technology and increased capacity." McGill notes that the computer controlled operations will enhance product consistency – essential to precision manufacturing of superior quality products using the broadest range of feed ingredients available.

"Our ability to tailor feed mixes to our customer needs is further enhanced by the technologies we have implemented here in Edmonton and at our other feed mills across Alberta," says McGill. "The sophistication of the technology and nutritional expertise within Unifeed is setting the standard in the feed industry."

The new feed mill delivers both bagged and bulk feeds to meet the needs of customers with large-scale operations as well as smaller scale livestock producers. Alberta Agriculture Minister Shirley McClellan applauded the commitment Agricore United has made to the province's livestock industry.

"An investment of this stature is evidence that Agricore United is focussed on both the needs of its customers and the future of agriculture in this country," said McClellan. "I congratulate Agricore United on the opening of this high tech replacement for your existing Edmonton feed mill."

Unifeed Limited manufactures a variety of livestock feed under its trade names Unifeed™ , ProForm, Vertech and Hart at eight mills and two pre-mix manufacturing plants across Alberta, British Columbia and Manitoba. Other Alberta mills are located in Red Deer, Olds, and Lethbridge with a pre-mix facility located in Edmonton. All of the company's feed mills in the network are Hazard Analysis and Critical Control Point (HACCP) certified or compliant. HACCP is the internationally recognized system of quality assurance for food safety.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

- 30 -

For more information please contact:

Bill McGill
Vice President Livestock Services
403-938-8352
bmcgill@agricoreunited.com

Radean Carter
Communications Coordinator
204 944-2238
rcarter@agricoreunited.com